Saucy Brew Works LLC

ANNUAL REPORT

2885 Detroit Ave.

Cleveland, OH 44113

(216) 666-2568

www.saucybrewworks.com

This Annual Report is dated April 28, 2023.

BUSINESS

Saucy Brew Works is an Ohio limited liability company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

The accompanying consolidated financial statements include the accounts of Saucy Brew Works, LLC, and its seven wholly-owned subsidiaries, 1436 West 48th LLC ("48th Street"), Saucy Vibes LLC ("Vibes"), Saucy Brew Works Pinecrest, LLC ("Pinecrest"), Saucy Brew Works Columbus, LLC ("Columbus"), Saucy Brew Works Detroit, LLC ("Detroit"), Saucy Brew Works Independence, LLC ("Independence"), and Saucy Brew Works Sandusky, LLC ("Sandusky"), and its majority-owned subsidiary Cartridge Acquisition, LLC (collectively, "the Company"). All intercompany balances and transactions have been eliminated in consolidation.

In addition, the co-issuer for this offering, Saucy Brew Works SE2 LLC, is an Ohio LLC that was created for the exclusive purpose of directly acquiring, holding and disposing of Class C membership interests in the Issuer and raising capital in one or more offerings made in compliance with 17 C.F.R. §227.100 et seq. ("Regulation Crowdfunding"). The Co-Issuer will have no other operating activities outside of its investment into the Issuer. The Co-Issuer will be treated as an association taxable as a corporation for federal and all relevant state tax purposes, and neither the Company nor the Manager shall take any action or make any election which is inconsistent with such tax treatment. The Issuer will bear all costs and expenses attributable to

the Co-Issuer activities, and shall reimburse the Co-Issuer for all such costs and expenses paid thereby on behalf of the Company.

Previous Offerings

Name: Class A Units
Type of security sold: Equity
Final amount sold: $7,180,102.00
Number of Securities Sold: 48,761,064
Use of proceeds: Initial funding of the Company.
Date: June 17, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Units
Type of security sold: Equity
Final amount sold: $1,953,179.00
Number of Securities Sold: 8,939,936
Use of proceeds: Working capital requirements and geographical expansion of the business.
Date: March 31, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Units
Type of security sold: Equity
Final amount sold: $1,016,098.00
Number of Securities Sold: 1,045,631
Use of proceeds: Geographical expansion of the business.
Date: December 23, 2020
Offering exemption relied upon: Regulation CF

Name: Class A Units
Type of security sold: Equity
Final amount sold: $2,350,000.00
Number of Securities Sold: 14,006,133
Use of proceeds: Purchase of land for our Independence, OH production facility.
Date: December 24, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Units
Type of security sold: Equity
Final amount sold: $730,142.00
Number of Securities Sold: 7,089,404
Use of proceeds: As of April 13, 2021, the Company provided the 2019 Convertible Note holders a Conversion Notice, that the Company was going to make a Voluntary Prepayment as allowed under the agreement. The Convertible Note holders elected to convert their Convertible Notes into a $1,265,907 equity contribution, which resulted in the Company issuing 10,900,000 Class A Units to the Convertible Note holders. The remaining principal and accrued interest on the 2019

Convertible Notes has been reclassed into Accounts Payable and will be paid within the terms defined in the 2019 Convertible Notes.
Date: April 13, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Units
Type of security sold: Equity
Final amount sold: $1,641,895.00
Number of Securities Sold: 15,985,928
Use of proceeds: The capital raised was to pay down the current obligation as a result of the conversion notice associated with the 2019 Convertible Notes.
Date: May 26, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class C Units
Type of security sold: Equity
Final amount sold: $412,824
Number of Securities Sold: 461,065
Use of proceeds: Geographical expansion of the business.
Date: December 23, 2020

Offering exemption relied upon: Regulation CF
Name: Class A Units
Type of security sold: Equity
Final amount sold: $350,000.00
Number of Securities Sold: 3,783,784
Use of proceeds: The capital raised was to pay down the current obligation as a result of the conversion notice associated with the 2019 Convertible Notes.
Date: October 21, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Business Acquisition:

On December 1, 2022, the Company entered into a membership interest purchase agreement (Purchase Agreement) to acquire 52% of the outstanding member units and assume certain liabilities of Cartridge Brewing, LLC (Cartridge). As part of the acquisition, the seller retained a

48% non-controlling interest, valued at $155,874. The acquisition was accounted for in accordance with GAAP and was made to obtain customer lists and expand the Company's offerings related to the operation of craft breweries and restaurants. The acquisition price was $166,316, which was financed through promissory notes to the sellers. The accompanying consolidated financial statements include the financial results of the acquisition from the acquisition date through December 31, 2022.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Cash $51,307
Inventories 102,094
Property and equipment 2,291,922
Operating lease right-of-use asset 2,269,183
Prepaid expenses and other assets 67,060
Total assets acquired: $4,781,566
Liabilities assumed:
Accounts payable 250,948
Accrued expenses 77,219
Lines of credit 375,246
Long-term debt 1,465,949
Operating lease liability 2,286,243
Total liabilities assumed: $4,455,605
Net assets acquired 325,961
Less: Fair value of non-controlling interest 155,874
Total identifiable net assets 170,087
Purchase price 166,316
Gain on acquisition $ 3,771

The gain is recorded in other income (expense) on the consolidated statement of operations. The gain was a result of the group of majority owners wanting to exit the business in a quick and efficient manner as they no longer had the ability to commit any further capital into the business.

Circumstances which led to the performance of financial statements:

The following discussion of our financial condition and results of operations for the year ended December 31, 2022, compared to the year ended December 31, 2021. This discussion should be read in conjunction with our consolidated financial statements and the related notes included in this offering Circular.

Revenue. Net revenue increased by $1,671 thousand, or 23% to $8,815 thousand for the year ended December 31, 2022 from $7,144 thousand for the year ended December 31, 2021. This change was primarily driven by an increase in organic retail revenue within our brewpubs, geographical expansion into the Sandusky market, along with the acquisition of Cartridge Brewing.

Cost of Goods Sold. Cost of Goods Sold increased by $426 thousand, or 7%, to $6,825 thousand for the year ended December 31, 2022 as compared to $6,399 thousand from the year ended December 31, 2021. This change was driven by an increase in food and labor costs resulting from rising inflation, along with the opening of the Sandusky brewpub and the acquisition of Cartridge Brewing. This increase was offset by the receipt of the the employee retention tax credit from the Internal Revenue Service totaling approximately $1,009,000. The amounts were recognized as an offset to wages in cost of goods sold retail and wholesale and selling, general and administrative expenses for the year ended December 31, 2022.

Gross Profit. Gross profit increased by $1,245 thousand to $1,989 thousand for the year ended December 31, 2022 from $744 thousand for the year ended December 31, 2021.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by $949 thousand, or 24%, to $4,853 thousand for the year ended December 31, 2022 from $3,904 thousand for the year ended December 31, 2021. This change was driven by an increase in headcount on the sales and management team, the opening of the Sandusky brewpub and the acquisition of Cartridge Brewing. This increase was offset by the receipt of the the employee retention tax credit from the Internal Revenue Service totaling approximately $1,009,000. The amounts were recognized as an offset to wages in cost of goods sold retail and wholesale and selling, general and administrative expenses for the year ended December 31, 2022.

Operating Loss. Our operating loss for the year ended December 31, 2022 decreased to an operating loss of $2,863 thousand from an operating loss of $3,160 thousand for the year ended December 31, 2021.

Other Income (Expense). Our other income (expense) increased by $525 thousand to $646 thousand for the year ended December 31, 2022from $121 thousand for the year ended December 31, 2021. This change was primarily driven by the sale of land in Independence, Ohio, the forgiveness of the Company's Paycheck Protection Program loan and a grant from the city of Sandusky. These were offset by the increase in interest expense as a result of rising interest rates.

Net Loss. Our operating loss for the year ended December 31, 2022 decreased to a net loss of $2,216 thousand from a net loss of $3,308 thousand for the year ended December 31, 2021.

Historical results and cash flows:

At December 31, 2022 and 2021, the Company had cash of $261 thousand and $115 thousand, respectively, reflecting the change in cash as described below.

Cash Flows Used in Operating Activities. Cash flows used in operating activities increased by $264 thousand to $1,276 thousand for the year ended December 31, 2022 from $1,012 thousand for the year ended December 31, 2021. This change was primarily driven by the Company operating at a net loss for the year ended December 31, 2022.

Cash Flows Provided By (Used In) Investing Activities. Cash flows provided by (used in) investing activities increased by $3,539 thousand to cash provided by investing activities of $2,442 thousand for the year ended December 31, 2022 from cash used in investing activities of $1,097 thousand for the year ended December 31, 2021. This change was primarily driven by the Company's sale of land in Independence, Ohio and the acquisition of Cartridge Brewing, offset by the build-out of the Sandusky brewpub.

Cash Flows Provided By (Used In) Financing Activities. Cash flows used in financing activities increased by $3,161 thousand to cash used in financing activities of $1,019 thousand for the year ended December 31, 2022 from cash provided by financing activities of $2,142 thousand for the year ended December 31, 2021. This change was primarily driven by the Company refinancing its debt, offset by less member contributions during the year ended December 31, 2022.

The Company expects that, if necessary to support future operations, additional funding would be available through additional equity raises.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $261,154.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Regional Bank
Amount Owed: $0
Interest Rate: Prime + 1.45%
Maturity Date: December 31, 2021
At December 31, 2022 and 2021, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (7.50% and 3.25% at December 31, 2022 and 2021, respectively), plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2022 and 2021, the revolving line of credit had an outstanding balance of $0 and $100,000, respectively.

Creditor: Regional Bank
Amount Owed: $0
Interest Rate: 6.75%
Maturity Date: November 01, 2020
At December 31, 2022 and 2021, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime plus 1.50% with interest payable monthly, provided the interest rate is not less than 4.75%. This revolving line of credit is collateralized by substantially all of the Company's assets and has a member as a co-borrower. At December 31, 2021, the revolving line of credit had an outstanding principal balance of $400,000. During March 2022, the Company paid off the outstanding balance of principal and accrued interest and the line of credit was closed.

Creditor: Regional Bank
Amount Owed: $99,913
Interest Rate: Prime + 2.75%
Maturity Date: March 31, 2031
At December 31, 2022, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime, plus 2.75%, are collateralized by all assets of Cartridge, and are guaranteed by the former majority owners of Cartridge. The revolving line of credit is due on March 31, 2031, and interest is payable monthly. At December 31, 2022, the revolving line of credit had an outstanding balance of $99,913.

Creditor: Online Lending Service
Amount Owed: $32,041
Interest Rate: 22.36%
Maturity Date: March 31, 2023
In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a line of credit (the “BlueVine Line”) for the principal amount of $32,041. The BlueVine Line requires monthly installment payments of $3,185, including interest at 22.36% through March 2023. The BlueVine Line is collateralized by certain assets of Cartridge and guaranteed by the former majority owners of Cartridge. As of December 31, 2022, the outstanding balance of the BlueVine Line is $17,489. In January 2023, the Company paid off the remaining outstanding balance of the BlueVine Line.

Creditor: County
Amount Owed: $226,833
Interest Rate: 2.50%
Maturity Date: June 01, 2027
In November 2016, the Company entered into a term note (the “County Loan”) for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly principal and interest payments of $4,525 through May 2027, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2022 and 2021, the outstanding balance of the County Loan is $226,833 and $274,809, respectively.

Creditor: Financial Institution
Amount Owed: $465,000
Interest Rate: 5.00%
Maturity Date: December 31, 2027
In January 2020, the Company entered into a term note (the “Warehouse Note”) with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note required monthly installment payments of $3,285, including interest at 4.87%, with a balloon payment due upon maturity in January 2025. The Warehouse Note was collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2021, the outstanding balance of the Warehouse Note was $470,473. During May 2022, the Company paid off the outstanding balance of principal and accrued interest and the Warehouse Note was closed. In December

2022, the Company entered into a new Warehouse Note with a different financial institution. The new Warehouse Note requires monthly installment payments of $3,667, including interest at 5.00%, with a balloon payment due upon maturity in December 2027. The new Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2022, the outstanding balance of the new Warehouse Note was $465,000.

Creditor: Regional Bank (PPP Loan)
Amount Owed: $0
Interest Rate: 1.0%
Maturity Date: April 22, 2022
In April 2020, the Company received loan proceeds in the amount of approximately $367,000 under the Paycheck Protection Program (“PPP”), which included a $10,000 grant for applying for an Economic Injury and Disaster Loan. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest were forgivable after eight or twenty-four weeks as long as the Company used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintained its payroll levels. The amount of loan forgiveness was to be reduced if the Company terminated employees or reduced salaries during the eight or twenty-four week period. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. In June 2021, forgiveness was granted by the Small Business Administration and $367,000 was recognized in other income on the accompanying consolidated statement of operations during the year ended
December 31, 2021. During February 2021, the Company applied for and received a second draw PPP loan of approximately $606,000. Borrowings bore interest at 1.00%, was set to mature in five years, and was subject to the same terms of forgiveness as the original PPP loan. As of December 31, 2021, the full balance of the second draw PPP loan was outstanding and was classified as a long-term debt on the accompanying consolidated balance sheet, as the debt was not yet legally released. In January 2022, the second draw PPP loan was fully forgiven and was recognized in other income on the accompanying consolidated statement of operations during the year ended December 31, 2022.

Creditor: City
Amount Owed: $20,000.00
Interest Rate: 1.0%
Maturity Date: June 30, 2025
In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the “City WC Note”) with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by a certain member. In August 2020, the Company entered into a second Emergency Working Capital Loan Agreement with a city for an additional $10,000. Borrowings bear interest at 1.00% and are subject to the same terms as the first City WC Note. As of December 31, 2022 and 2021, the outstanding balance of the City WC Notes is $15,373 and $18,974, respectively.

Creditor: Regional Bank (PPP Loan)
Amount Owed: $0
Interest Rate: Prime plus 1.50%
Maturity Date: April 15, 2022
In December 2020, the Company entered into a Term Note (the “Land Note”) with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company’s production facility. The Land Note requires monthly interest only payments at Prime plus 1.50% (minimum interest rate of 4.75%). In December 2021, the Company modified the debt agreement to extend the maturity date to April 15, 2022. The Land Note was guaranteed by certain members. As of December 31, 2021, the outstanding balance of the Land Note was $1,365,000. During April 2022, the Company sold the related piece of Land and paid off the outstanding balance of principal and accrued interest and the Land Note was closed. As a result, the Company recognized a gain on sale totaling approximately $390,000 and is included in gain on sale of property and equipment on the accompanying consolidated statement of operations during the year ended December 31, 2022.

Creditor: Regional Bank
Amount Owed: $1,432,626
Interest Rate: Prime plus 2.75%
Maturity Date: March 31, 2031
In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the “Acquisition Note”) for the principal amount of $1,448,458. The Acquisition Note requires monthly installment payments of $15,833 plus interest at Prime plus 2.75% through March 2031. The Acquisition Note is collateralized by all assets of Cartridge and guaranteed by the former majority owners of Cartridge. The Company was not in compliance with certain negative covenants of the Acquisition Note, due to the change in ownership. As a result, the outstanding balance of the Acquisition Note totaling $1,432,626 has been classified as current on the accompanying consolidated balance sheet. During 2023, the Company entered into a forbearance agreement with the bank, in which the bank agreed to forbear its rights and remedies against the Company, subject to certain stipulations, as defined.

Creditor: Regional Bank
Amount Owed: $17,491
Interest Rate: 3.50%
Maturity Date: January 31, 2027
In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the “Van Note”) for the principal amount of $17,491. The Van Note requires monthly installment payments of $500, including interest at 3.50% through January 2027. The Van Note is collateralized by an asset of Cartridge and guaranteed by the former majority owners of Cartridge. As of December 31, 2022, the outstanding balance of the Van Note is $17,491. In March 2023, the Company paid off the remaining outstanding balance of the Van Note.

Creditor: 2019 - Convertible Note Holders
Amount Owed: $64,142
Interest Rate: 13.0%
Maturity Date: January 31, 2024
In January 2020, an advance due from a member was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. As of December 31, 2021, the total outstanding balance of the 2019 Convertible Notes was $662,189, which includes interest paid-in-kind of $187,188. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement. During 2021, the Company offered a voluntary prepayment to the holders of the 2019 Convertible Notes which resulted in the Company issuing 7,089,404 Class A Units equal to $730,142. Based on elections of the 2019 Convertible Notes note holders, the Company paid $440,000 of principal to certain noteholders. During 2022, the Company issued 3,783,784 Class A Units equal to $350,000. Based on elections of the 2019 Convertible Notes note holders, the Company paid $750,000 of principal to certain noteholders. This final payment and conversion closed the 2019 Convertible Notes. As of December 31, 2022, outstanding interest paid-in-kind on the 2019 Convertible Notes totaled $64,142.

Creditor: Related Party Members
Amount Owed: $650,000
Interest Rate: 10.0%
Maturity Date: February 28, 2024
In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2024. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. As of December 31, 2022 and 2021, the total outstanding balance of the 2020 Notes is $650,000.

Creditor: Related Party Member
Amount Owed: $450,000
Interest Rate: Prime
Maturity Date: On-Demand
During June 2021, the Company issued an unsecured line of credit (the “Member LOC”) for the amount of $450,000, payable on demand to a member of the Company. Interest is payable monthly at the Prime rate. As of December 31, 2022 and 2021, the total outstanding balance of the Member LOC is $450,000. The note has been classified as current, as the Company anticipates to repay the principal outstanding balance during 2023.

Creditor: Related Party Member

Amount Owed: $815,926
Interest Rate: 10.00%
Maturity Date: February 2027
During February 2022, the Company issued multiple revolving promissory notes to members (collectively, the 2022 Revolving Notes) in an aggregate maximum principal amount of $750,000. Advances on the 2022 Revolving Notes accrue interest at an annual rate of 10%, payable quarterly, and mature in February 2027. As of December 31, 2022, the total outstanding balance of the 2022 Revolving Notes plus paid-in-kind interest is $815,925.

Creditor: Related Party Member
Amount Owed: $431,232
Interest Rate: 10%
Maturity Date: On-Demand
During March 2022, the Company issued a line of credit note to a member in the amount $400,000. Borrowings on the line of credit accrue interest at an annual rate of 10%, payable quarterly, and is due on demand. As of December 31, 2022, the total outstanding balance of this line of credit is $431,232.

Creditor: Related Party Members
Amount Owed: $180,000
Interest Rate: 10%
Maturity Date: On-Demand
In December 2022, the Company issued a series of unsecured promissory notes to members (collectively, the Cartridge Related-Party Notes) in an aggregate principal amount of $180,000. The Cartridge Related-Party Notes will accrue interest at an annual rate of 10% and mature in June 2026. The notes require monthly interest-only payments beginning in January 2023. Beginning in July 2023, the Cartridge Related-Party Notes require monthly installment payments of $4,178 plus interest. As of December 31, 2022, the total outstanding balance of the Cartridge Related-Party Notes is $180,000. In January 2023, the Company raised an additional $220,000 as part of this Note. Proceeds from the Cartridge Related-Party Notes were used to pay off the BlueVine Note and the Van Note referenced above.

Creditor: Former Cartridge Members
Amount Owed: $166,316
Interest Rate: 0%
Maturity Date: Various dates through December 2026
In December 2022, the Company issued a series of interest-free promissory notes to the sellers of Cartridge, in consideration of the business acquisition (see Note 2), (collectively, the Seller Notes) in an aggregate principal amount of $166,316. The Seller Notes require various semi-annual principal payments beginning in December 2023 and mature at various dates through December 2026. As of December 31, 2022, the total outstanding balance of the Seller Notes is $166,316.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Brent Zimmerman
Brent Zimmerman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO, Co-Founder, and Manager
Dates of Service: June, 2015 - Present
Responsibilities: Overall direction and growth, along with fundraising and strategic partnerships.

Other business experience in the past three years:
Employer: (re)spring
Title: CEO
Dates of Service: January, 2016 - Present
Responsibilities: Developed and implemented a groundbreaking real estate investment vehicle providing debt funding to legal cannabis production and cultivation facilities across the United States.

Other business experience in the past three years:
Employer: JJCBUS
Title: CEO
Dates of Service: December, 2010 - Present
Responsibilities: Raised equity to fund eight Jimmy John’s franchises, representing a 120-person operation with over $5 million in revenue.

Other business experience in the past three years:
Employer: Brent Zimmerman Development LLC
Title: Real Estate Developer
Dates of Service: March, 2015 - Present
Responsibilities: Developed over $100 million of commercial real estate in Cleveland and Columbus, including site selection, land purchase, raising equity, and delivering and stabilizing and renting final product.

Other business experience in the past three years:
Employer: Saucy Brew Works SE2 LLC
Title: Manager
Dates of Service: April, 2021 - Present
Responsibilities: Managing incoming investments / investors.

Name: Matthew Shubeck
Matthew Shubeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Operations Officer
Dates of Service: January, 2020 - Present
Responsibilities: Operations and forecasting.

Other business experience in the past three years:
Employer: Saucy Brew Works
Title: Finance Manager
Dates of Service: August, 2017 - January, 2020
Responsibilities: Operations, accounting, and budgeting.

Name: Eric Anderson
Eric Anderson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Chief Brewing Officer and Co-Founder
Dates of Service: April, 2016 - Present
Responsibilities: Brewery operations and creative direction.

Name: David Lentz
David Lentz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: Controller
Dates of Service: March, 2020 - Present
Responsibilities: Day-to-day accounting and cash flow forecasting

Other business experience in the past three years:
Employer: Grant Thornton LLP
Title: Audit Manager
Dates of Service: September, 2013 - March, 2020
Responsibilities: Managed 15+ audit clients in both the public and private sectors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Member Name: Paul Hubbard
Amount and nature of beneficial ownership: 36,291,791 units

Title of class: Class B Units
Member Name: Paul Hubbard
Amount and nature of beneficial ownership: 1,648,600 units

Total ownership of the Company: 30.51%

RELATED PARTY TRANSACTIONS

Name of Entity: MeToo LLC
Names of 20% owners: Brent Zimmerman
Relationship to Company: Manager
Nature / amount of interest in the transaction: MeToo LLC is the owner operator of the Cleveland brewery and production facility real-estate (i.e. the building). The Company pays MeToo rent at the cost of $20.50 per square foot ($18,920 monthly) in year 1 up to $29.50 per square foot ($27,226 monthly) in year 10-20.
Material Terms: The Company signed a 15-year lease with escalation clauses each year to rent approximately 12,000 square feet. The Company has two 60 month renewal options.

Name of Entity: Related Party Note Holders
Names of 20% owners: Related Party Note Holders
Relationship to Company: Minority Investors
Nature / amount of interest in the transaction: See the above Indebtedness footnote for full details on all related party notes outstanding.
Material Terms: See the above Indebtedness footnote for full details on all related party notes outstanding.

OUR SECURITIES

Class A Units

The amount of security authorized is 98,566,249 with a total of 98,566,249 outstanding.

Voting Rights
One vote per Class A Unit.

Material Rights
A “Class A Unit” means a Unit representing ownership of a Class A Interest. “Class A Interest” means the membership interest of a Class A Member in the Company as set forth in this Agreement, including, without limitation, rights to (A) vote on various Company matters as set forth herein, and (B) receive distributions (liquidating or otherwise) and allocations of Profits and Losses. Collectively, the Class A Interests of all the Class A Members shall be referred to herein as the “Class A Interests.” The “Class A Members” means, collectively, those Members holding Class A Units, each of whom may be referred to individually as a “Class A Member.”

Inspection Rights. The holders of Class A Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such

allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

6.5 TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

Class B Units
The amount of security authorized is 24,729,000 with a total of 24,729,000 outstanding.

Voting Rights
One vote per Class B unit.

Material Rights
Inspection Rights. The holders of Class B Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in

proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of a dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

6.5 TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

Class C Units
The amount of security authorized is 1,506,696 with a total of 1,506,696 outstanding.

Voting Rights
There are no voting rights associated with Class C Units.

Material Rights
A “Class C Unit” means a Unit representing ownership of a Class C Interest. “Class C Interest” means the membership interest of a Class C Member in the Company as set forth in this Agreement, including, without limitation, rights to receive distributions (liquidating or otherwise) and allocations of Profits and Losses; provided, however, that Class C Interests shall not have any voting rights. Collectively, the Class C Interests of all the Class C Members shall be referred to herein as “Class C Interests.”

Inspection Rights. The holders of Class A Units have inspection rights as provided under the Ohio Limited Liability Company Act.

Allocations of Profits and Losses and Distributions. All members regardless of class, shall receive allocations of losses in accordance with their respective percentage interests in the

Company; provided, however, losses shall not be allocated to any member to the extent such allocation would cause such member to have a deficit capital account balance while any such member continues to have a positive adjusted capital account balance. In such event, such losses shall first be allocated to the members with positive adjusted capital accounts in proportion to those balances until their positive capital accounts have been returned to zero.

Subject to certain exceptions and subject to regulatory allocations, profits and related items of income and gain shall first be allocated to members to recover all previously allocated, and thereafter, to the members in accordance with their respective percentage interests in the Company. Notwithstanding the foregoing, the Manager shall not be required to distribute any profits and the Manager shall have the sole discretion to reinvest the profits.

The Company shall make mandatory tax distributions to the members pursuant to the provisions of the Operating Agreement. Upon the first to occur of a dissolution, the affirmative vote of members holding two-thirds of the outstanding voting units, the occurrence of any events making it unlawful or impossible for the Company to carry on its business, or a change of control, after capital, or in the event of a change in control, the proceeds thereof, (a) first, pro-rata to the Class A Members and Class C Members in accordance with their respective percentage interests, to the extent of their unreturned capital, and (b) second, to all of the members, regardless of class, in accordance with their respective percentage interests.

6.5 TRANSFERS UPON DEATH. Upon the death or disability of any Member, the guardian or personal representative of the Member's estate shall elect to either (i) retain the deceased Member's Units as an Assignee, or as a substitute Member if approved by the Manager in the Manager's sole discretion, or {ii) have the Company purchase from the deceased Members estate all of the deceased Member's Units which he or his estate owns in the Company. Such election shall be made within ninety (90) days after such disability or the appointment of the personal representative of the estate. For purposes of this Section 4.5, "disability" shall mean the physical or mental incapacitation of a Member to the point where the Member is unable to satisfactorily perform his or her duties as a Member. In the event the guardian or personal representative fails to timely make the election set forth herein, the Manager of the Company shall make the election.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment),

employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as “we”, “us” or “our”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that consumers will think it’s a better option that a competing product, or that we will be able to provide service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. Your investment could be illiquid for a long time Any Class C Units purchased through this crowdfunding campaign are subject to limitations on transfer. Class C Units generally may not be transferred without the consent of the Manager, subject to certain exceptions for transfers upon death or in other involuntary circumstances. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. In addition, securing additional investors could require pricing our equity below its current price. Even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual

property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity or debt financings in the future, which may reduce the value of your investment in the Class C Units. Interest on debt securities could increase costs and negatively impact operating results. In addition, if we need to raise more equity capital from the sale of membership units, those investors may negotiate terms that are more favorable than the terms of your investment, and possibly a lower purchase price per unit. Management Discretion as to Use of Proceeds Our success will substantially depend upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described below is an estimate based on our current business plan and may be subject to change as circumstances change. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Class C Units that an investor is buying have no voting rights attached to them. This means that you will have no ability to control or direct how the Company will be run. By investing, you are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. We face significant market competition The market for craft beer is highly competitive, due to the increasing number of beverage companies with similar pricing and target drinkers. Some of the largest of these competitors in our market include Great Lakes Brewing Company, Masthead Brewing Co., and Rhinegeist Brewery, many of which are introducing new products and expanding their efforts behind existing brands. The Company anticipates competition among domestic craft brewers will remain strong as some existing breweries are building more capacity, expanding geographically and adding more SKUs and styles. The continued growth in the sales of craft-brewed domestic beers is expected to increase the competition in the market for craft beer within the United States and, as a result, prices and market share of the Company's products may fluctuate and possibly decline. The Company's products compete generally with other alcoholic beverages. The Company competes with other beer and beverage companies not only for drinker acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by the Company's

Distributors and their customers, all of which also distribute and sell other hard seltzers, beers and other alcoholic beverage products. Many of the Company's competitors have substantially greater financial resources, marketing strength and distribution networks than the Company. Moreover, the introduction of new products by competitors that compete directly with the Company's products or that diminish the importance of the Company's products to retailers or Distributors may have a material adverse effect on the Company's business and financial results. We are an early stage company and have not yet generated any profits The Company was formed on June 15, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the same business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. The Company has incurred a net loss since inception. There is no assurance that we will be profitable in the coming years. The Company Is Dependent on Its Distributors The Company sells its alcohol beverages to independent beer Distributors for distribution to retailers and, ultimately, to drinkers. Although the Company currently has arrangements with two Distributors, sustained growth will require it to maintain such relationships and possibly enter into agreements with additional Distributors. Changes in control or ownership within the current distribution network could lead to less support of the Company's products. Contributing to distribution risk is the fact that the Company's distribution agreements are generally terminable by the Distributor on relatively short notice. While these distribution agreements contain provisions giving the Company enforcement and termination rights, some state laws prohibit the Company from exercising these contractual rights. The Company's ability to maintain its existing distribution arrangements may be adversely affected by the reliance of its distributors on major beer producers for a large percentage of their revenue, and therefore, they may be influenced by such producers. If the Company's existing distribution agreements are terminated, it may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the costs of distribution. The Company's advertising and promotional investments may affect the company's financial results but not be effective The Company has made, and expects to continue to make, significant advertising and promotional expenditures to enhance its brands. These expenditures may adversely affect the Company's results of operations in a particular quarter or even for the full year and may not result in increased sales. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in the Company's results of operations. While the Company attempts to invest only in effective advertising and promotional activities, it is difficult to correlate such investments with sales results, and there is no guarantee that the Company's expenditures will be effective in building brand equity or growing long term sales. The Company has Debt some of which is secured by certain assets of the Company. The Company has an aggregate of $4,963,796 in outstanding loans, which are secured by substantially all of our assets. In addition, we may need to seek to increase loans or seek additional loans from financial institutions or other individuals in the future. A default on any loans, could result in the foreclosure on our assets which would require us to cease our operations, and in any event, could result in a total loss of your investment. If our brand does not achieve widespread consumer acceptance, our growth may be limited. Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited. Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business. Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising,

product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business. Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins. Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol. Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales. The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Distributions. The Company is not required to distribute any profits, and the Company's manager may, in its sole discretion, reinvest any profits into the Company's operations. Therefore, no distributions are guaranteed. Investors in our Class C Units have no voting rights. Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class C Units have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting members and manager may take actions of which a majority of the holders of Class C Units disapprove. In assessing the risks and rewards of an investment in the Class C Units, investors must be aware that they are relying solely on the good faith, judgment, and ability of our Manager and the holders of our voting Units, to make appropriate decisions in respect to our management, and the holders of Class C Units will be subject to the decisions of our Manager and holders of our voting Units.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

Saucy Brew Works LLC

By /s/ Brent Zimmerman

Name: Saucy Brew Works LLC

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Saucy Brew Works, LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2022 and 2021

Cohen & Co

cohencpa.com

SAUCY BREW WORKS, LLC AND SUBSIDIARIES

DECEMBER 31, 2022 AND 2021

TABLE OF CONTENTS

Independent Auditors' Report

Members
Saucy Brew Works, LLC and Subsidiaries

Opinion

We have audited the accompanying consolidated financial statements of Saucy Brew Works, LLC and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2022 and 2021, and the related consolidated statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works, LLC and Subsidiaries as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saucy Brew Works, LLC and Subsidiaries and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Adoption of New Accounting Standard

As discussed in Note 1 to the consolidated financial statements, in 2022, the Company adopted Accounting Standards Codification 842, *Leases*. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works, LLC and Subsidiaries' ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saucy Brew Works, LLC and Subsidiaries' internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works, LLC and Subsidiaries' ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cohen & Company Ltd.

Cleveland, Ohio
April 25, 2023

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 261,154	$ 115,272
Accounts receivable	137,115	49,369
Equity subscriptions receivable	4,730	7,037
Inventories	592,290	497,856
Prepaid expenses and other current assets	30,642	268,711
	1,025,931	938,245
PROPERTY AND EQUIPMENT - AT COST		
Land	-	2,165,011
Buildings and building improvements	312,746	312,746
Leasehold improvements	6,579,332	4,589,473
Machinery and equipment	5,166,428	4,593,817
Computer equipment	324,647	259,634
Furniture and fixtures	237,271	188,674
Vehicles	27,752	-
Construction in progress	325,011	570,455
	12,973,187	12,679,810
Less: Accumulated depreciation	4,706,568	3,313,305
	8,266,619	9,366,505
OTHER ASSETS		
Operating lease right-of-use assets	10,950,791	-
Other assets	221,233	151,844
	11,172,024	151,844
	$ 20,464,574	$ 10,456,594
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Lines of credit	$ 548,634	$ 500,000
Current portion of long-term debt	2,796,626	3,801,704
Accounts payable	1,550,043	1,133,086
Accrued expenses and other current liabilities	567,574	333,283
Current portion of operating lease liabilities	694,592	-
	6,157,469	5,768,073
LONG-TERM LIABILITIES		
Long-term debt - Net and convertible notes	1,618,536	695,888
Deferred rent	-	1,146,700
Operating lease liabilities	11,433,969	-
	13,052,505	1,842,588
MEMBERS' EQUITY	1,019,917	2,845,933
NON-CONTROLLING INTEREST	234,683	-
	1,254,600	2,845,933
	$ 20,464,574	$ 10,456,594

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUE		
Retail	$ 7,645,885	$ 5,982,214
Wholesale	1,169,544	1,161,794
	8,815,429	7,144,008
COST OF GOODS SOLD		
Retail	4,902,424	4,421,327
Wholesale	1,923,452	1,978,218
	6,825,876	6,399,545
GROSS PROFIT	1,989,553	744,463
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	4,852,676	3,904,796
OPERATING LOSS	(2,863,123)	(3,160,333)
OTHER INCOME (EXPENSE)		
Gain on sale of property and equipment	392,667	3,760
Interest expense	(476,146)	(302,912)
Paycheck Protection Program loan forgiveness income	606,147	367,000
Other income	123,698	53,908
	646,366	121,756
NET LOSS	(2,216,757)	(3,038,577)
LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(40,741)	-
NET LOSS ATTRIBUTABLE TO SAUCY BREW WORKS, LLC AND SUBSIDIARIES	$ (2,176,016)	$ (3,038,577)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2022 AND 2021

	CLASS A UNITS		CLASS B UNITS		CLASS C UNITS		NON-CONTROLLING INTEREST		MEMBERS'	TOTAL
	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	DEFICIT	MEMBERS' EQUITY
BALANCE - JANUARY 1, 2021	71,707,133	$ 11,481,161	24,729,000	$ -	1,045,631	$ 598,308	-	$ -	$ (8,590,987)	$ 3,488,482
Contributions from members - Net of class C unit issuance costs of $388,833	15,985,928	1,641,895	-	-	461,065	23,991	-	-	-	1,665,886
Conversion of convertible notes to equity	7,089,404	730,142	-	-	-	-	-	-	-	730,142
Net loss	-	-	-	-	-	-	-	-	(3,038,577)	(3,038,577)
BALANCE - DECEMBER 31, 2021	94,782,465	13,853,198	24,729,000	-	1,506,696	622,299	-	-	(11,629,564)	2,845,933
Conversion of 2019 convertible notes to equity	3,783,784	350,000	-	-	-	-	-	-	-	350,000
Contributions of non-controlling interest members into Cartridge Brewing LLC	-	-	-	-	-	-	1,704	275,424	-	275,424
Net loss	-	-	-	-	-	-	-	(40,741)	(2,176,016)	(2,216,757)
BALANCE - DECEMBER 31, 2022	98,566,249	$ 14,203,198	24,729,000	$ -	1,506,696	$ 622,299	1,704	$ 234,683	$ (13,805,580)	$ 1,254,600

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (2,216,757)	$ (3,038,577)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	1,393,687	1,241,915
Gain on sale of property and equipment	(392,667)	(3,760)
Interest paid-in-kind	96,258	64,405
Deferred rent	-	92,608
Paycheck Protection Program loan forgiveness income	(606,147)	(367,000)
Operating lease expense	673,434	-
Gain on acquisition	(3,771)	-
Changes in operating assets and liabilities		
Accounts receivable	(87,575)	42,490
Equity subscription receivable	2,307	968,064
Inventories	7,660	(88,721)
Prepaid expenses and other assets	193,569	(331,685)
Accounts payable	166,009	341,783
Accrued expenses and other current liabilities	157,072	66,069
Operating lease liabilities	(659,424)	-
Net cash flow used in operating activities	(1,276,345)	(1,012,409)
CASH FLOW PROVIDED BY (USED IN) INVESTING ACTIVITIES		
Acquisition of property and equipment	(409,212)	(1,106,185)
Proceeds from sale of property and equipment	2,800,000	8,823
Acquisition of cash in business acquisition (see Note 2)	51,307	-
Net cash flow provided by (used in) investing activities	2,442,095	(1,097,362)
CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Net borrowings (repayments) on lines of credit	(356,945)	30,175
Borrowings on long-term debt	969,928	1,066,149
Repayments on long-term debt	(1,477,211)	(179,555)
Payment of debt issuance costs	(27,143)	-
Repayments on convertible debt	(248,047)	(440,000)
Contributions from members - Net	119,550	1,665,886
Net cash flow provided by (used in) financing activities	(1,019,868)	2,142,655
NET INCREASE IN CASH	145,882	32,884
CASH - BEGINNING OF YEAR	115,272	82,388
CASH - END OF YEAR	$ 261,154	$ 115,272
SUPPLEMENTAL FINANCIAL INFORMATION		
Interest paid	$ 238,507	$ 238,507
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows from operating leases	$ 762,545	$ -
NONCASH INVESTING AND FINANCING ACTIVITIES		
Right-of-use assets obtained in exchange for operating lease liabilities	$ 10,501,742	$ -
Refinance of long-term debt	$ 460,671	$ -
Conversion of convertible notes to equity	$ 350,000	$ 730,142
Acquisition financed through long-term debt (see Note 2)	$ 166,316	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Saucy Brew Works, LLC, and its seven wholly-owned subsidiaries, 1436 West 48th LLC (“48th Street”), Saucy Vibes LLC (“Vibes”), Saucy Brew Works Pinecrest, LLC (“Pinecrest”), Saucy Brew Works Columbus, LLC (“Columbus”), Saucy Brew Works Detroit, LLC (“Detroit”), Saucy Brew Works Independence, LLC (“Independence”), and Saucy Brew Works Sandusky, LLC (“Sandusky”), and its majority-owned subsidiary Cartridge Acquisition, LLC (collectively, “the Company”). All intercompany balances and transactions have been eliminated in consolidation.

Nature of Operations

The Company is an Ohio limited liability company (LLC), formed in 2015, which manufactures, markets, and sells craft beer. The Company is also engaged in the operation of craft breweries and restaurants.

Use of Accounting Estimates

Management uses estimates and assumptions in preparing consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used and such differences may be material.

Other Taxes

The Company is responsible for compliance with the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department (the TTB) regulations, as well as compliance with the alcohol tax laws of states in which the Company conducts business, which includes making timely and accurate excise tax payments. The Company is subject to periodic compliance audits by the TTB and these states. The Company calculates its excise tax expense based upon units sold and on its understanding of the applicable excise tax laws. Excise tax expense is included in revenue in the consolidated statement of operations and was approximately \$18,000 and \$20,000 for the years ended December 31, 2022 and 2021, respectively.

Revenue Recognition

The Company’s performance obligations primarily consist of the sale of craft beer. Agreements are entered into by the Company in the form of purchase orders or contracts. The Company recognizes this wholesale revenue when the Company satisfies its performance obligation under the contract by transferring the promised product to the customer when the customer obtains control of the product. This generally happens when the customer picks up the order from the Company’s facility. The Company is the principal in all contracts.

The Company disaggregates revenue by retail and wholesale revenue, as management believes that presentation best depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (continued)

The transaction price is allocated to the performance obligation based on the terms outlined in the formal contract or purchase order. The transaction price does not include any variable consideration.

Company retail revenue is comprised of retail sales at Company-operated restaurants. Sales by Company-operated restaurants are recognized when food and beverage items are sold. Retail revenue is reported net of sales taxes collected from guests that are remitted to the appropriate taxing authorities.

Concentrations

During the year ended December 31, 2022, approximately 12% of the Company's revenues were from two customers. Additionally, at December 31, 2022, the Company had no concentrations in regards to accounts receivable.

During the year ended December 31, 2021, approximately 16% of the Company's revenues were from two customers. Additionally, at December 31, 2021, approximately 30% of the Company's accounts receivable was due from one customer.

Cash

The Company maintains its cash in accounts with a bank, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on its cash.

Receivables and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within five days from the invoice date. The Company does not charge interest on invoices over five days past due. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. When receivables are determined to be uncollectible, they are written off against the allowance for doubtful accounts. Management does not believe that an allowance for doubtful accounts is necessary at December 31, 2022 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Retail inventories are stated at the lower of cost (first-in, first-out method) or net realizable value and wholesale inventories are stated at the lower of cost (average cost method) or net realizable value. The Company reviews its inventories on a periodic basis and provides appropriate reserves based on quantities of inventory on hand and future demand. Management does not believe that an allowance for excess or slow-moving inventory is necessary at December 31, 2022 and 2021.

Depreciation

Depreciation of property and equipment is provided by use of the straight-line method over the following estimated useful lives of the assets:

Buildings and building improvements	39 years
Leasehold improvements	5 - 20 years
Machinery and equipment	5 - 7 years
Computer equipment	1 - 3 years
Furniture and fixtures	3 - 5 years
Vehicles	5 years

Depreciation of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful life or the term of the lease.

Depreciation expense totaled approximately $1,394,000 and $1,242,000 in 2022 and 2021, respectively, the majority of which is included in cost of goods sold in the accompanying consolidated statement of operations. Maintenance and repairs that are not considered betterments and do not extend the useful life of property and equipment are charged to expense as incurred.

Deposits

The Company distributes its craft beer in kegs and packaged beer primarily in cans. The Company collects a deposit when kegs are shipped. This deposit is refunded to the distributor or customer upon return of the keg to the Company. An estimate of the deposit liability is based on recent historical information; this computation requires that management make certain estimates and assumptions that affect the reported amount of liabilities and expenses in the consolidated financial statements. As of December 31, 2022 and 2021, the deposit liability was included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet, totaling approximately $56,000 and $47,000, respectively.

Advertising

Advertising costs are expensed as incurred. For 2022 and 2021, advertising costs amounted to approximately $320,000 and $636,000, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equity Subscriptions Receivable

Equity subscriptions receivable that are collected prior to the date the consolidated financial statements were available to be issued are recorded as current assets. Equity subscriptions receivable that have not been collected as of the date the consolidated financial statements were available to be issued are recorded as a reduction to the respective member contribution.

Forgivable Loans

Absent specific guidance in GAAP, the Company accounts for forgivable loans as debt in accordance with ASC 470 and accrues interest in accordance with the interest method under ASC 835-30. Accordingly, proceeds from such loans are recorded as a liability until either the loan is, in part or wholly forgiven and the debt has been legally released or the loan is paid off. In addition, the Company has elected to classify the entire liability as long-term debt.

Government Assistance

In 2021, the Company filed for government assistance through Employee Retention Credits (ERCs) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Consolidated Appropriations Act (CAA). ERCs are refundable tax credits against certain employment taxes equal to a percentage of qualified wages an eligible employer pays to employees, as defined in the CARES Act and CAA. Due to the uncertainty of the timing and amount of credits to be received, management has accounted for ERCs in accordance with ASC 450-30, *Gain Contingencies*, and will not record the impact of the ERCs until such uncertainties are resolved and the income is realizable. During the year ended December 31, 2022, the Company received from the Internal Revenue Service ERCs totaling approximately $1,009,000. The amounts were recognized as an offset to wages in cost of goods sold retail and wholesale and selling, general and administrative expenses for the year ended December 31, 2022. In March 2023 and April 2023, the Company received payments for the ERCs totaling approximately $476,000 and $147,000, respectively.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, which provide for the Company's income or loss to be taxed directly to its members. Accordingly, no provision for federal or state income taxes has been included in the accompanying consolidated financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the years ended December 31, 2022 and 2021, the Company did not have a liability for unrecognized tax benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Future Operations

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company incurred net losses of approximately $2,217,000 and $3,039,000 in 2022 and 2021, respectively. During this time, operations have been funded through members' equity and debt. Management plans to improve future financial results by growing revenue through geographic expansion and increasing margins by creating synergies and efficiencies between its locations. Although management continues to pursue these plans, there is no assurance that management's plans will alleviate the effects of these conditions and that such plans can be effectively implemented or achieved. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company expects that, if necessary, to support future operations, additional funding will be available through equity raises or additional credit facilities.

Adoption of New Accounting Pronouncement - Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued accounting standards update (ASU) 2016-02, *Leases* (known as FASB Accounting Standards Codification [ASC] 842) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet. Most prominent among the changes in ASC 842 is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, expanded disclosures are required about the nature and terms of lease agreements to enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The comparative information presented in the accompanying consolidated financial statements continues to be reported under prior lease guidance in accordance with ASC 840.

The Company adopted the provisions of ASC 842 effective January 1, 2022, and recognized and measured leases existing at, or entered into after the beginning of the period of adoption, with certain practical expedients available. The adoption of ASC 842 had a material impact on the Company's consolidated balance sheet but did not have a material impact on the consolidated statements of operations, members' equity, and cash flows. No cumulative adjustment to members' equity was needed upon adoption. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases.

Concurrent with the adoption of ASC 842, the Company elected the following implementation package of practical expedients: to account for existing capital leases and operating leases as finance leases and operating leases, respectively, under the new guidance, without reassessing (a) whether the contracts contain leases under the new standard, (b) whether classification of capital leases or operating leases would be different in accordance with the new guidance, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in the new guidance at lease commencement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Pronouncement - Leases (continued)

As a result of the adoption of ASC 842, on January 1, 2022, the Company recognized operating lease liabilities of approximately $9,809,000, which represents the present value of the remaining operating lease payments of approximately $11,380,000, discounted using the risk-free rate, and related ROU assets of approximately $8,662,000, which represents the operating lease liability of approximately $9,809,000 adjusted for deferred rent of approximately $1,147,000.

Leases

The Company determines if an arrangement is, or contains, a lease at the inception date. In evaluating contracts to determine if they qualify as a lease, the Company considers factors such as if the Company has obtained substantially all of the rights to the underlying asset through exclusivity, if the Company can direct the use of the asset by making decisions about how and for what purpose the asset will be used, and if the lessor has substantive substitution rights. This evaluation may require significant judgment.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based primarily on the present value of lease payments over the lease term. In determining the discount rate used to measure the ROU assets and lease liabilities, the Company uses rates implicit in the lease, when available. If the rate implicit in the lease is not readily available, the Company has elected to use a risk-free rate for all classes of assets. The risk-free rate used is the U.S. Treasury Bill Rate in effect at the commencement of the lease for a similar term. The operating lease ROU assets also include any lease payments made at commencement and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

The Company elected to apply the short-term lease exemption. Under this exemption, ROU assets and lease liabilities are not recognized for leases with an initial term of 12 months or less. The Company currently has no short-term leasing arrangements.

The Company elected the practical expedient to account for lease and non-lease components as a single lease component. There may be variability in future lease payments as the amount of the non-lease components is typically revised from one period to the next. Payments for non-lease components are recognized in operating expenses in the period in which the obligation for those payments was incurred. Variable lease expense during 2022 was immaterial to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases (continued)

The Company has real estate lease agreements which are a triple net lease, whereby the lessee pays all utilities, insurance, real estate taxes, and maintenance associated with the property. These costs are considered to be lessee costs recognized in the consolidated statement of operations in the period in which the related obligation is incurred and are not considered to be variable lease expense.

Leases Prior to the Adoption of ASC 842

Prior to the adoption of ASC 842, under ASC 840, lease expense related to operating leases was recognized on a straight-line basis over the lease term with disclosures made regarding future minimum payments. Prior to the adoption of ASC 842, there was no recognition of operating leases on the consolidated balance sheet.

2. BUSINESS ACQUISITION

On December 1, 2022, the Company entered into a membership interest purchase agreement (Purchase Agreement) to acquire 52% of the outstanding member units and assume certain liabilities of Cartridge Brewing, LLC (Cartridge). As part of the acquisition, the seller retained a 48% non-controlling interest, valued at $155,874. The acquisition was accounted for in accordance with GAAP and was made to obtain customer lists and expand the Company's offerings related to the operation of craft breweries and restaurants. The acquisition price was $166,316, which was financed through promissory notes to the sellers. The accompanying consolidated financial statements include the financial results of the acquisition from the acquisition date through December 31, 2022.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:		
Cash	$	51,307
Inventories		102,094
Property and equipment		2,291,922
Operating lease right-of-use asset		2,269,183
Prepaid expenses and other assets		67,060
		4,781,566
Liabilities assumed:		
Accounts payable		250,948
Accrued expenses		77,219
Lines of credit		375,246
Long-term debt		1,465,949
Operating lease liability		2,286,243
		4,455,605
Net assets acquired		325,961
Less: Fair value of non-controlling interest		155,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

2. BUSINESS ACQUISITION (Continued)

Total identifiable net assets		170,087
Purchase price		166,316
Gain on acquisition	$	3,771

The gain is recorded in other income (expense) on the consolidated statement of operations. The gain was a result of the group of majority owners wanting to exit the business in a quick and efficient manner as they no longer had the ability to commit any further capital into the business.

3. INVENTORIES

At December 31, 2022 and 2021, inventories consisted of the following:

	2022		2021	
Raw material	$	189,306	$	170,227
Work in process		189,596		161,826
Finished goods		213,388		165,803
	$	592,290	$	497,856

4. LINES OF CREDIT

At December 31, 2022 and 2021, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime (7.50% and 3.25% at December 31, 2022 and 2021, respectively), plus 1.45%, are collateralized by certain assets of the Company, and are guaranteed by a member. The revolving line of credit is due on demand and interest is payable monthly. At December 31, 2022 and 2021, the revolving line of credit had an outstanding balance of $0 and $100,000, respectively.

At December 31, 2022 and 2021, the Company had available a $400,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime plus 1.50% with interest payable monthly, provided the interest rate is not less than 4.75%. This revolving line of credit is collateralized by substantially all of the Company's assets and has a member as a co-borrower. At December 31, 2021, the revolving line of credit had an outstanding principal balance of $400,000. During March 2022, the Company paid off the outstanding balance of principal and accrued interest and the line of credit was closed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

4. LINES OF CREDIT (Continued)

At December 31, 2022, the Company had available a $100,000 revolving line of credit with a financial institution. Outstanding borrowings accrue interest at Prime, plus 2.75%, are collateralized by all assets of Cartridge, and are guaranteed by the former majority owners of Cartridge. The revolving line of credit is due on March 31, 2031, and interest is payable monthly. At December 31, 2022, the revolving line of credit had an outstanding balance of $99,913.

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a line of credit (the "BlueVine Line") for the principal amount of $32,041. The BlueVine Line requires monthly installment payments of $3,185, including interest at 22.36% through March 2023. The BlueVine Line is collateralized by certain assets of Cartridge and guaranteed by the former majority owners of Cartridge. As of December 31, 2022, the outstanding balance of the BlueVine Line is $17,489. In January 2023, the Company paid off the remaining outstanding balance of the BlueVine Line.

5. LONG-TERM DEBT

The Company has a term note (the "County Loan") for the principal amount of $480,000 with a county to finance the purchase of equipment. The County Loan requires monthly installment payments of $4,525 through May 2027, including interest at 2.50%, is collateralized by certain equipment, and guaranteed by certain members of the Company. As of December 31, 2022 and 2021, the outstanding balance of the County Loan is $226,833 and $274,809, respectively.

In January 2020, the Company entered into a term note (the "Warehouse Note") with a financial institution for the principal amount of $500,000 to finance the purchase of a warehouse. The Warehouse Note required monthly installment payments of $3,285, including interest at 4.87%, with a balloon payment due upon maturity in January 2025. The Warehouse Note was collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2021, the outstanding balance of the Warehouse Note was $470,473. During May 2022, the Company paid off the outstanding balance of principal and accrued interest and the Warehouse Note was closed. In December 2022, the Company entered into a new Warehouse Note with a different financial institution. The new Warehouse Note requires monthly installment payments of $3,667, including interest at 5.00%, with a balloon payment due upon maturity in December 2027. The new Warehouse Note is collateralized by the financed warehouse, guaranteed by a member, and subject to certain prepayment penalties, as defined. As of December 31, 2022, the outstanding balance of the new Warehouse Note was $465,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

5. LONG-TERM DEBT - NET (Continued)

In April 2020, the Company received loan proceeds in the amount of approximately $367,000 under the Paycheck Protection Program ("PPP"), which included a $10,000 grant for applying for an Economic Injury and Disaster Loan. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest were forgivable after eight or twenty-four weeks as long as the Company used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintained its payroll levels. The amount of loan forgiveness was to be reduced if the Company terminated employees or reduced salaries during the eight or twenty-four week period. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. In June 2021, forgiveness was granted by the Small Business Administration and $367,000 was recognized in other income on the accompanying consolidated statement of operations during the year ended December 31, 2021.

During February 2021, the Company applied for and received a second draw PPP loan of approximately $606,000. Borrowings bore interest at 1.00%, was set to mature in five years, and was subject to the same terms of forgiveness as the original PPP loan. As of December 31, 2021, the full balance of the second draw PPP loan was outstanding and was classified as a long-term debt on the accompanying consolidated balance sheet, as the debt was not yet legally released. In January 2022, the second draw PPP loan was fully forgiven and was recognized in other income on the accompanying consolidated statement of operations during the year ended December 31, 2022.

In July 2020, the Company entered into an Emergency Working Capital Loan Agreement (the "City WC Note") with a city for the principal amount of $10,000 to provide emergency working capital to purchase the mandated protective equipment as a result of COVID-19. The City WC Note requires monthly installment payments of $150 beginning in January 2021, until all proceeds are repaid, including interest at 1.00%, and is guaranteed by a certain member. In August 2020, the Company entered into a second Emergency Working Capital Loan Agreement with a city for an additional $10,000. Borrowings bear interest at 1.00% and are subject to the same terms as the first City WC Note. As of December 31, 2022 and 2021, the outstanding balance of the City WC Notes is $15,373 and $18,974, respectively.

In December 2020, the Company entered into a Term Note (the "Land Note") with a financial institution for the principal amount of $1,365,000 to provide financing for the purchase of land for the Company's production facility. The Land Note requires monthly interest only payments at Prime plus 1.50% (minimum interest rate of 4.75%). In December 2021, the Company modified the debt agreement to extend the maturity date to April 15, 2022. The Land Note was guaranteed by certain members. As of December 31, 2021, the outstanding balance of the Land Note was $1,365,000. During April 2022, the Company sold the related piece of Land and paid off the outstanding balance of principal and accrued interest and the Land Note was closed. As a result, the Company recognized a gain on sale totaling approximately $390,000 and is included in gain on sale of property and equipment on the accompanying consolidated statement of operations during the year ended December 31, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

5. LONG-TERM DEBT - NET (Continued)

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the “Acquisition Note”) for the principal amount of $1,448,458. The Acquisition Note requires monthly installment payments of $15,833 plus interest at Prime plus 2.75% through March 2031. The Acquisition Note is collateralized by all assets of Cartridge and guaranteed by the former majority owners of Cartridge. The Company was not in compliance with certain negative covenants of the Acquisition Note, due to the change in ownership. As a result, the outstanding balance of the Acquisition Note totaling $1,432,626 has been classified as current on the accompanying consolidated balance sheet. During 2023, the Company entered into a forbearance agreement with the bank, in which the bank agreed to forbear its rights and remedies against the Company, subject to certain stipulations, as defined.

In December 2022, in connection with the acquisition of Cartridge, the Company agreed to assume a term note (the “Van Note”) for the principal amount of $17,491. The Van Note requires monthly installment payments of $500, including interest at 3.50% through January 2027. The Van Note is collateralized by an asset of Cartridge and guaranteed by the former majority owners of Cartridge. As of December 31, 2022, the outstanding balance of the Van Note is $17,491. In March 2023, the Company paid off the remaining outstanding balance of the Van Note.

As of December 31, 2022, total long-term debt outstanding and convertible notes (see Note 6) and unamortized debt issuance costs were $4,483,881 and $68,719, respectively.

At December 31, 2022, future maturities of long-term debt and convertible notes (see Note 6) are approximately as follows:

2023	$ 2,797,000
2024	156,000
2025	177,000
2026	142,000
2027	1,212,000
	$ 4,484,000

The terms of certain lines of credit and long-term debt agreements include certain non-financial covenants to be met, as defined.

Interest incurred on the notes payable, long-term debt, and convertible notes (see Note 6), including amortization of debt issuance costs, amounted to approximately $476,000 and $303,000 for the years ended December 31, 2022 and 2021, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

6. CONVERTIBLE NOTES AND RELATED PARTY DEBT

In January 2020, an advance due from a member was converted to a convertible promissory note. In addition, the Company issued other convertible promissory notes to members (collectively, the 2019 Convertible Notes) in an aggregate principal amount of $1,575,000. The 2019 Convertible Notes accrue interest at an annual rate of 13% and mature in January 2025. As of December 31, 2021, the total outstanding balance of the 2019 Convertible Notes was $662,189, which includes interest paid-in-kind of $187,188. The notes contain a voluntary conversion feature allowing the holder to convert the then outstanding principal amount and accrued interest into equity upon certain events. Upon election to convert, the holder receives membership interests equal to the aggregate outstanding principal and accrued interest, with units calculated based upon the discounted valuation, as defined in the agreement. During 2021, the Company offered a voluntary prepayment to the holders of the 2019 Convertible Notes which resulted in the Company issuing 7,089,404 Class A Units equal to $730,142. Based on elections of the 2019 Convertible Notes note holders, the Company paid $440,000 of principal to certain noteholders. During 2022, the Company issued 3,783,784 Class A Units equal to $350,000. Based on elections of the 2019 Convertible Notes note holders, the Company paid $750,000 of principal to certain noteholders. This final payment and conversion closed the 2019 Convertible Notes. As of December 31, 2022, outstanding interest paid-in-kind on the 2019 Convertible Notes totaled $64,142.

In December 2020, the Company issued a series of unsecured promissory notes to members (collectively, the 2020 Notes) in an aggregate principal amount of $650,000. The 2020 Notes will accrue interest at an annual rate of 10% and mature in February 2024. The notes require monthly interest-only payments beginning in March 2021 with the aggregate outstanding principal and interest due upon maturity. As of December 31, 2022 and 2021, the total outstanding balance of the 2020 Notes is $650,000.

During June 2021, the Company issued an unsecured line of credit (the “Member LOC”) for the amount of $450,000, payable on demand to a member of the Company. Interest is payable monthly at the Prime rate. As of December 31, 2021, the total outstanding balance of the Member LOC is $450,000. The note has been classified as current, as the Company anticipates to repay the principal outstanding balance during 2023.

During February 2022, the Company issued multiple revolving promissory notes to members (collectively, the 2022 Revolving Notes) in an aggregate maximum principal amount of $750,000. Advances on the 2022 Revolving Notes accrue interest at an annual rate of 10%, payable quarterly, and mature in February 2027. As of December 31, 2022, the total outstanding balance of the 2022 Revolving Notes plus paid-in-kind interest is $815,925.

During March 2022, the Company issued a line of credit note to a member in the amount $400,000. Borrowings on the line of credit accrue interest at an annual rate of 10%, payable quarterly, and is due on demand. As of December 31, 2022, the total outstanding balance of this line of credit is $431,232.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

6. CONVERTIBLE NOTES AND RELATED PARTY DEBT (Continued)

In December 2022, the Company issued a series of unsecured promissory notes to members (collectively, the Cartridge Related-Party Notes) in an aggregate principal amount of $180,000. The Cartridge Related-Party Notes will accrue interest at an annual rate of 10% and mature in June 2026. The notes require monthly interest-only payments beginning in January 2023. Beginning in July 2023, the Cartridge Related-Party Notes require monthly installment payments of $4,178 plus interest. As of December 31, 2022, the total outstanding balance of the Cartridge Related-Party Notes is $180,000. In January 2023, the Company raised an additional $220,000 as part of this Note. Proceeds from the Cartridge Related-Party Notes were used to pay off the BlueVine Note and the Van Note noted in Footnote 5.

In December 2022, the Company issued a series of interest-free promissory notes to the sellers of Cartridge, in consideration of the business acquisition (see Note 2), (collectively, the Seller Notes) in an aggregate principal amount of $166,316. The Seller Notes require various semi-annual principal payments beginning in December 2023 and mature at various dates through December 2026. As of December 31, 2022, the total outstanding balance of the Seller Notes is $166,316.

7. LEASES

Leases under ASC 842

The Company maintains operating leases for its operating facilities and property from various third parties and a related party under non-cancelable operating leases, expiring at various times through June 2040. Multiple operating facility leases include the option to extend the lease for up to 10 years. These renewal options are included in the lease term as management determined the Company was reasonably certain to exercise such options.

Additional information about the Company’s leases are as follows:

Lease expense for the year ending December 31, 2022:

Third party operating lease expense (included in selling, general, and administrative expense):	$	546,394
Related party operating lease expense (included in selling, general, and administrative expense):	$	370,173
Other information:		
Weighted average remaining lease term		14.1 years
Weighted average discount rate		2.01%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

7. LEASES (Continued)

The following is a schedule by year of future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2022:

	Related Party	Third Party	Total
2023	$ 356,002	$ 573,897	$ 929,899
2024	367,698	583,458	951,156
2025	379,394	598,164	977,558
2026	391,090	613,356	1,004,446
2027	398,043	628,944	1,026,987
Thereafter	3,794,681	5,306,310	9,100,991
Total undiscounted cash flows	5,686,908	8,304,129	13,991,037
Less: Present value discount	772,361	1,090,115	1,862,476
Total operating lease liabilities	$ 4,914,547	$ 7,214,014	$ 12,128,561

Leases under ASC 840

The Company leased certain operating facilities and property under noncancellable operating lease agreements through 2037. Annual rent expense incurred in 2021 under these leases amounted to approximately $701,000, of which approximately $334,000 was to a related party.

Approximate future minimum payments under noncancellable operating leases at December 31, 2021, were as follows:

	Related Party	Third Party	Total
2022	$ 345,000	$ 362,000	$ 707,000
2023	357,000	370,000	727,000
2024	368,000	378,000	746,000
2025	379,000	293,000	672,000
2026	391,000	302,000	693,000
Thereafter	4,234,000	1,236,000	5,470,000
	$ 6,074,000	$ 2,941,000	$ 9,015,000

8. RETIREMENT PLAN

During 2021, the Company entered into a multiple employer 401(k) plan (the Plan) for all eligible employees in which employees may elect to defer a portion of their eligible compensation. During the year ended December 31, 2022, the Company contributed approximately $22,000. The Company did not contribute to the Plan during 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

9. MEMBERS' EQUITY

Class A and Class B units are entitled to voting rights, as defined in the Company's operating agreement. Class C units are non-voting. The Company is authorized to issue an unlimited amount of each class of unit. To the extent funds are available, the Company shall make distributions to the members that enable them to pay federal, state, and local taxes attributable to their units based upon their allocation of taxable income, if any, for the period. In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, after satisfaction of all debts, liabilities, and obligations of the Company, the excess cash balance will be paid to the unit holders in accordance with the distribution rights as defined in the Company's operating agreement.

10. SUBSEQUENT EVENTS

The Company is not aware of any other subsequent events which would require recognition or disclosure in the consolidated financial statements.

Saucy Brew Works SE2, LLC

Financial Statements
December 31, 2022 and 2021

Cohen & Co

cohencpa.com

SAUCY BREW WORKS SE2, LLC

DECEMBER 31, 2022 AND 2021

TABLE OF CONTENTS

Cohen & Co

Independent Auditors' Report

Members
Saucy Brew Works SE2, LLC

Opinion

We have audited the accompanying financial statements of Saucy Brew Works SE2, LLC, which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of operations, members' equity, and cash flows for the year ended December 31, 2022, and period from May 20, 2021, through December 31, 2021, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saucy Brew Works SE2, LLC as of December 31, 2022, and the period from May 20, 2021, through December 31, 2021, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Saucy Brew Works SE2, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works SE2, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Saucy Brew Works SE2, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Saucy Brew Works SE2, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cohen & Company Ltd.

Cleveland, Ohio
April 25, 2023

BALANCE SHEET

DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
ASSETS		
CURRENT ASSETS		
Cash	$ 30	$ 839
INVESTMENT IN SAUCY BREW WORKS, LLC	405,122	403,664
	$ 405,152	$ 404,503
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES	$ -	$ -
LONG-TERM LIABILITIES	-	-
MEMBERS' EQUITY	405,152	404,503
	$ 405,152	$ 404,503

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022,
AND THE PERIOD FROM MAY 20, 2021, THROUGH DECEMBER 31, 2021

	Year Ended December 31, 2022	From May 20, 2021, to December 31, 2021
REVENUE	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	100	-
NET LOSS	$ (100)	$ -

The accompanying notes are an integral part of these financial statements.

STATEMENT OF MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022,
AND THE PERIOD FROM MAY 20, 2021, THROUGH DECEMBER 31, 2021

	UNITS	AMOUNT	ACCUMULATED DEFICIT	TOTAL MEMBERS' EQUITY
BALANCE - May 19, 2021	200	$ 200	$ -	$ 200
Contributions from members	451,330	404,303	-	404,303
BALANCE - December 31, 2021	451,530	404,503	-	404,503
Contributions from members	-	749	-	749
Net loss	-	-	(100)	(100)
BALANCE - DECEMBER 31, 2022	451,530	$ 405,252	$ (100)	$ 405,152

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022,
AND THE PERIOD FROM MAY 20, 2021, THROUGH DECEMBER 31, 2021

	Period Ended December 31, 2021	From May 20, 2021, to December 31, 2021
CASH FLOW USED IN OPERATING ACTIVITIES		
Net loss	$ (100)	$ -
Adjustments to reconcile net income to net cash used in operating activities	-	-
Changes in operating assets and liabilities	-	-
Net cash flow used in operating activities	(100)	-
CASH FLOW USED IN INVESTING ACTIVITY		
Investment in Saucy Brew Works, LLC	(1,458)	(403,664)
	(1,458)	(403,664)
CASH FLOW PROVIDED BY FINANCING ACTIVITY		
Contributions from members	749	404,303
	749	404,303
NET (DECREASE) INCREASE IN CASH	(809)	639
CASH - BEGINNING OF PERIOD	839	200
CASH - END OF PERIOD	$ 30	$ 839

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Saucy Brew Works SE2, LLC (the Company) is an Ohio limited liability company, formed on April 19, 2021, which was created for the exclusive purpose of (i) directly acquiring, holding, and disposing of Class C membership interests in Saucy Brew Works, LLC, an Ohio limited liability company (Saucy Brew Works), and raising capital in one or more offerings made in compliance with 17 C.F.R. 227.100 *et seq*. (Regulation Crowdfunding), and (ii) to take any and all actions necessary, appropriate, or incidental to the accomplishment of the foregoing purpose or to the protection and benefit of the Company. The Company does not have any current, nor does it plan to have in the future, operating activities outside of the purposes listed herein.

Investment in Saucy Brew Works, LLC

The Company accounts for its investment in Saucy Brew Works in accordance with Account Standards Codification 321, *Investments – Equity Securities*, which provides for investments in equity securities without a readily determinable fair value to be measured at cost, less impairment, if any. The Company reviews the carrying value of the investment for impairment whenever events or circumstances indicate that the carrying value may not be recoverable from the estimated future undiscounted cash flows expected to result from the investment. Management noted no such impairment during the year ended December 31, 2022, and the period from May 20, 2021, through December 31, 2021.

Reimbursement of Company Expenses

Pursuant to the terms of the Reimbursement Agreement between the Company and Saucy Brew Works dated as of April 19, 2021, Saucy Brew Works shall bear all costs and expenses attributed to Company activities and shall reimburse the manager, as defined, for all such costs and expenses paid thereby on behalf of the Company. During the year ended December 31, 2022, and the period from May 20, 2021, through December 31, 2021, Saucy Brew Works incurred approximately $100 and $389,000 of expenses, respectively, on behalf of the Company. All such expenses were related to the cost of raising capital.

Accounting Estimates

Management uses estimates and assumptions in preparing its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used and such differences may be material.

Income Taxes

The members of the Company elected for the Company to be taxed as a corporation under the provisions of the internal revenue code.

NOTES TO THE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of and during the year ended December 31, 2022, and during the period from May 20, 2021, through December 31, 2021, the Company did not have a liability for unrecognized tax benefits.

Subsequent Events

Management has evaluated subsequent events through April 25, 2023, the date the financial statements were available to be issued.

2. MEMBERS' EQUITY

The capital structure of the Company will consist of one class of units, which constitute membership interests in the Company. A unit is the measure of member's interest in the Company's distributions, profits, losses, and an undivided interest in the holder's capital account balance. Any debts, obligations, and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations, and liability of the Company and no member will be obligated personally for any such debt, obligation, or liability solely by reason of being a member in the Company. Each member shall have the right to direct the manager, on behalf of the Company, to assert the rights under applicable state and federal laws that such member would have if such member invested directly in Saucy Brew Works.

3. INCOME TAXES

During the year ended December 31, 2022, and the period from May 20, 2021, through December 31, 2021, the company incurred a taxable loss of approximately $100,000 and $32,000, respectively, resulting in a net operating loss (NOL) carryforward of approximately $132,000 as of December 31, 2022. As a result, the Company has recorded a deferred tax asset for the NOL carryforward of approximately $28,000. As of December 31, 2022, management has determined it is more likely than not that the deferred income tax asset will not be realized and, as such, has recorded a valuation allowance for the full amount.

CERTIFICATION

I, Brent Zimmerman, Principal Executive Officer of Saucy Brew Works LLC, hereby certify that the financial statements of Saucy Brew Works LLC included in this Report are true and complete in all material respects.

Brent Zimmerman

CEO